SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Contracted by Aermacchi S.p.A. to Upgrade Two
Simulators Valued at US$4.5 Million

Rosh Ha’ayin, Israel – January 2, 2006 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), today reported that it has been contracted by Aermacchi S.p.A., a leading manufacturer and producer of modern military training aircraft in Europe, to upgrade two (2) flight simulators of the MB339A aircraft for a total value of US$4.5 million.

The program shall include development and manufacture of all components of the simulators, except for the cockpits of existing MB339A simulators in service for the Italian Air Force, which shall be re-used and upgraded.

The systems will simulate the MB-339A training aircraft in its Mid-Life Upgrade (MLU) configuration and will include BVR Systems’ advanced simulation software, a modern visual system providing a 170° horizontal field of view, and a high-resolution visual database, all of which is optimized for real-time performance and realistic simulation.

The two MB-339A MLU simulators are scheduled to be delivered to the Italian Air Force during 2007. This contract follows BVR’s successful delivery, in 2003, of the MB-339 CD full mission simulator currently in service at the Italian Pilot Training School (61st Squadron) in Lecce-Galatina.

BVR Systems’ Chief Executive Officer, Ilan Gillies, said the new order is an important achievement for the Company, as BVR will be delivering these simulators to an already established customer. “We are proud to provide these simulators to Aermacchi and the Italian Air Force. This contract is proof of the confidence of the customer in BVR’s advanced simulation product. We are pleased to cooperate once again with Aermacchi, and hope that this will further cement our relationship in the simulation and embedded training markets. BVR considers Aermacchi as a strategic partner for long term developments of advanced training and simulation solutions. In June 2005, BVR together with Aermacchi demonstrated its Embedded Virtual Avionics product during the recent Paris Air show and is planning additional demonstrations in the near future.”

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:
Ilan Gillies – CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: January 2, 2006